Mail Stop 4561

September 19, 2007

By U.S. Mail and Facsimile

Miller McLean
Group Secretary and General Counsel
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

Re: **The Royal Bank of Scotland Group PLC**
      Amendments No. 3 and 4 to Registration Statement on Form F-4
      Filed September 4, 2007 and September 7, 2007
      File No. 333-144752
      Registration Statement on Form 20-F
      File No. 1-10306

Dear Mr. McLean:

     We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please note that the page number references to our comments below refer to page numbers in amendment no. 4 to the registration statement on Form F-4.

Effects of the Offers and Post-Closing Restructuring, page 19

1.   Refer to prior comment 8 and the revised disclosure here in response to that comment. We continue to believe that whether you will conduct a second-step transaction to eliminate ABN AMRO shareholders who do not tender into this offer, and the material terms of such a second-step transaction, is critical information for ABN AMRO shareholders at this time. We continue to believe that the disclosure here and in the other sections to which you refer in your response to prior comment 8 is vague. In particular, we believe it is critical that you emphasize that both the form and amount of consideration to be paid in any second-step transaction could be different than the current offer consideration. In addition, you should explain how the consideration to be paid in any second-step transaction will be determined (including by whom). Finally, the method to be used to effect any such second-step transaction, or how such method would be determined and by whom, may be important. In particular, if you believe US law would not apply to such second-step or if you contemplate that some remaining ABN AMRO shareholders may not be permitted to participate in the second-step, you must disclose clearly and prominently now. Please revise this section, the other sections you reference in response to prior comment 8, and the prospectus generally to address this comment. To the extent that your answers to these questions will depend on factors not known at this time, please describe those factors and how they will be weighed in the decision-making process.

2.   See the last comment above. Please provide approximate time frames for any second-step transactions discussed.

Obtaining required regulatory approvals may delay completion of the acquisitions and/or reorganization of ABN AMRO…., page 52

3.   We believe the disclosure you have provided in response to prior comment 14 and the revised disclosure on page 104-105 of this prospectus is not reflected in the risk factor disclosure here and should be. Please revise. In both section, provide an estimate of the time frame needed for seeking and obtaining the required regulatory approvals for the reorganization once if/when this offer is declared unconditional. Finally, in this section, discuss what you will do if such approvals are not forthcoming and the potential impact on shareholders (see our comment below).

The Banks have not verified the reliability of the ABN AMRO information…, page 53

The Banks have conducted only a limited due diligence review…, page 54

4.   We note your response to our prior comment 15. However, it is not clear to us why you
        continue to rely on publicly available information regarding ABN AMRO's business and
        financial information, particularly in light of your statement that you believe you have
        been given the same access to information as Barclays. This claim appears confusing
        sine Barclays has received an auditor's consent. Please revise or advise. In addition,
        please revise your disclosure here and elsewhere to clarify what you mean by "certain
        limited, high-level due diligence information." Your disclosure seems to stress the
        "limited" nature of this information, but it is not clear in what respects your due diligence
        review was restricted by ABN AMRO.

Conditions to the US Offer, page 105

5.   Refer to prior comment 18 and your response. Revise the prospectus under "(l) No Third
        Part Offer" on page 103 in accordance with the information you have provided in your
        response letter.

Regulatory Matters, page 110

6.   We note your response to prior comment 14. Please revise to clarify whether there are
        any contingency plans in place with regard to the reorganization of ABN AMRO in the
        event that all necessary regulatory approvals are not granted, and if so, what those plans
        are. If appropriate, please discuss the risks of such an eventuality in the risk factor
        section.

Effects of the Post-Closing Restructuring – General, page 139

7.   Refer to comment 21 in our prior comment letter. We don't believe the revised disclosure
        here or elsewhere in the prospectus adequately describes the impact of your ability to
        waive the minimum offer condition post-expiration. For example, you have not discussed
        the impact of such a waiver on your ability to affect any kind of second-step transaction
        or to accomplish the planned reorganization. In addition, you have not explained for
        ABN AMRO shareholders the immediate impact of your ability to waive this condition
        after expiration. That is, shareholders will not know (subject to the 51% minimum) when
        making a decision to tender into the initial offer period what percentage of ABN AMRO
        you will own after the offer. Please revise.

Legal Merger, page 141

8.   See comment 25 in our prior comment letter. We do not believe the disclosure here
        addresses the comment. We asked you to describe the circumstances under which you
        would accomplish a legal merger. Your revised disclosure states only that you may seek

to do so, even if you would be eligible for a squeeze-out instead. Please revise.

9.   Refer to our last comment above. As we note there, the disclosure on page 131 appears to indicate that even if you own 95% or more of ABN AMRO after the offer, you may elect not to accomplish a second-step squeeze-out proceeding under Dutch law. The prior version of the prospectus stated that you would affect a squeeze-out if you were eligible to do so. Revise to describe the circumstances under which you would elect another form of second-step transaction even if you reach the 95% ownership threshold. Discuss the impact for shareholders.

Source and Amount of Funds, page 147

10.   We note your revisions in response to comment 28 of our letter dated August 14, 2007 regarding your calculation of the stock consideration. With a view towards greater transparency for the reader, please revise to disclose the calculation of the stock consideration and disclose the number of ABN AMRO options outstanding. Please specifically disclose the number of additional ABN AMRO ordinary shares that would result from the exercise of all outstanding ABN AMRO options.

11.   We note you have considered the exercise of ABN AMRO outstanding options in the calculation of the stock consideration. Please tell us why you have not included the additional ABN AMRO ordinary shares that would result from the exercise of all outstanding ABN AMRO options for purposes of calculating the cash consideration to be paid. Tell us how you determined it was appropriate to exclude them from your computation of cash consideration. Revise accordingly or advise us.

12.   We note your revisions made in response to comment 29 of our letter dated August 14, 2007. Please disclose whether you requested and were given access to the number of ABN AMRO options outstanding as of August 6, 2007 or similar date from ABN AMRO or as part of your due diligence. Discuss why you are not using this information in your presentation if it is available to you.

Unaudited Pro Forma Condensed Combined Financial Information, page 164

Notes to Pro forma Condensed Combined Financial Information

Note 1. Description of proposed acquisition and estimated pro forma purchase price, page 171

13.   We note you have removed all fair value adjustments to ABN AMRO financial assets and liabilities and specifically disclosed that the purchase price allocation is based on historical carrying value of ABN AMRO assets and liabilities as at June 30, 2007 due to

the fact that ABN AMRO did not publish such fair values. Please address the following regarding these adjustments:

- Please revise to disclose whether you have access to more current fair values for their assets and liability as part of your due diligence activities.

- If so, please revise to update your pro forma with such information or disclose why you have not included these adjustments even though you have the information.

- If this information is not available to you, please revise to disclose that fact and to clearly discuss the limitations of your current presentation. Revise to identify the differences in the methodology applied in the pro forma adjustments and the methodology you will apply as part of purchase accounting. Please revise your footnote to discuss what the fair value adjustments were as of December 31, 2006 or as of the latest date of information you have.

Note 3. Acquisition Adjustments, page 174

14.   We note your revised disclosures in response to comment 31 of our letter dated August 14, 2007. Please tell us why you believe the acquisition adjustments related to the present value of ABN AMRO's net post-retirement employment benefit liability are necessary since this liability appears to already be recorded at its present value on the balance sheet of ABN AMRO. Refer to page F-49 of ABN Amro's Form 20-F.

15.   You state here that you plan to issue preferred securities and debt securities to fund the cash consideration portion of the transaction. Please revise to disclose how you determined the proceeds from the issuance of equity preference shares of £3,542 and £12,114 million from the issuance of the euro-denominated debt securities. Further, please tell us how you determined the amounts of these adjustments are factually supportable.

Note 5. Reconciliation to U.S. GAAP, page 178

16.   We note your revisions made in response to comment 35 of our letter dated August 14, 2007. You state in footnote 2 that U.S. GAAP adjustments previously reported by ABN AMRO relating to acquisition accounting and intangibles and pension costs together with their estimated related tax effects, are superseded by RBS's acquisition accounting adjustments. If true, please revise to confirm that the adjustments to ABN AMRO's IFRS-U.S. GAAP profit attributable to ordinary shareholders reconciliation that have been reversed relate to acquisition adjustments and are already included in the £2,020 million adjustment to IFRS Profit attributable to ordinary shareholders.

17.   We note your revisions made in response to comment 36 of our letter dated August 14, 2007. You state in footnote 5 the pro forma combined IFRS-U.S. GAAP shareholders' equity reconciliation at 30 June 2007 has been prepared on the assumption that the acquisition took place on that date, and the adjustments in ABN AMRO's IFRS-

U.S. GAAP shareholders' equity reconciliation have been eliminated. If true, please revise to confirm that the adjustments to ABN AMRO's IFRS-U.S. GAAP shareholders' equity reconciliation that have been eliminated relate to fair value adjustments and are already included in the £17,654 million adjustment to IFRS Shareholders' equity.

Interests of RFS Holdings, RBS and Santander and their Directors and Executive Officers, page 219

18.   We note the disclosure here concerning the Consortium's ownership interest in ABN AMRO securities. However, we understand that by letter dated August 9, 2007, the Governors of the Board of the Federal Reserve specifically requested information about the number of shares of ABN AMRO held by the Consortium, including those shares held by the Consortium in a fiduciary capacity. We further understand that in a response letter dated August 22, 2007, you requested confidential treatment for portions of your response, which may have included information about the number of shares of ABN AMRO over which you may exercise voting power. As you know, beneficial ownership for purposes of Regulation 13D includes the power to vote shares, and therefore, shares over which you exercise such authority should be reflected in this section of the prospectus. However, since you requested confidential treatment for such information in your response letter to the Board, we assume that such share ownership is not reflected in the Form F-4 amendment. Please revise or advise.

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Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Thomas B. Shropshire, Jr.
       Lawrence Vranka, Jr.
       Linklaters LLP
       One Silk Street
       London EC2Y 8HQ
       United Kingdom

       Bonnie Greaves
       George Karafotias
       Shearman & Sterling LLP
       Broadgate West
       9 Appold Street
       London EC2A 2AP
       United Kingdom

       William P. Rogers, Jr.
       Richard Hall
       Cravath, Swaine & Moore LLP
       CityPoint
       One Ropemaker Street
       London EC2Y 9HR
       United Kingdom

       Gregory B. Astrachan
       Maurice M. Lefkort
       Wilkie Farr & Gallagher LLP
       1 Angel Court
       London EC2R 7HJ
       United Kingdom